Filed Pursuant To Rule 424(b)(3)
File No. 333-176604

PREFERRED APARTMENT COMMUNITIES, INC.
SUPPLEMENT NO. 7 DATED APRIL 11, 2013
TO THE PROSPECTUS, DATED NOVEMBER 18, 2011

This prospectus supplement (this "Supplement No. 7") is part of the prospectus of Preferred Apartment Communities, Inc., dated November 18, 2011 (the "Prospectus"), as supplemented by Supplement No. 1, dated May 3, 2012 ("Supplement No. 1"), Supplement No. 2, dated May 11, 2012 ("Supplement No. 2"), Supplement No. 3, dated August 23, 2012 ("Supplement No. 3"), Supplement No. 4, dated September 13, 2012 ("Supplement No. 4"), Supplement No. 5, dated December 31, 2012 ("Supplement No. 5") and Supplement No. 6, dated January 29, 2013 ("Supplement No. 6"). This Supplement No. 7 supplements, modifies or supersedes certain information contained in the Prospectus. This Supplement No. 7 should be read, and will be delivered, with the Prospectus, Supplement No. 1, Supplement No. 2, Supplement No. 3, Supplement No. 4, Supplement No. 5 and Supplement No. 6. Except where the context suggests otherwise, the terms "company," "Company," "we," "us," and "our" refer to Preferred Apartment Communities, Inc., together with its consolidated subsidiaries.
The purpose of this Supplement No. 7 is to update the status of this offering and to update the description of the company’s warrants contained in the Prospectus.

PREFERRED APARTMENT COMMUNITIES, INC.

TABLE OF CONTENTS

	Supplement No. 7 Page No.	Prospectus Page No.
Certain Operating Information	S-1	N/A
Status of the Offering	S-1	N/A
Prospectus Updates	S-2	N/A
Description of Securities	S-2	155

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CERTAIN OPERATING INFORMATION
Status of the Offering

On November 18, 2011, we commenced this offering on a "reasonable best efforts" basis of up to 150,000 units, or Units, with each Unit consisting of one share of Series A Redeemable Preferred Stock and one detachable warrant to purchase 20 shares of our common stock. On March 30, 2012, we satisfied the escrow conditions of this offering, received and accepted aggregate subscriptions in excess of $2.0 million and issued 2,155 shares of Series A Redeemable Preferred Stock and 2,155 Series A Warrants to the holders of our Series A Redeemable Preferred Stock. As of April 10, 2013, we had received from this offering total gross proceeds of approximately $41.5 million from the sale of 41,522 Units. As of April 10, 2013, there were 108,478 Units available for sale pursuant to this offering.

On December 31, 2012, we extended the termination date of this offering to December 31, 2013, provided that this offering will be terminated if all the 150,000 Units are sold before such date.

Our common stock is traded on the NYSE MKT (previously known as NYSE AMEX), or NYSE MKT, under the symbol "APTS." On April 10, 2013, the last reported sale price of our common stock on the NYSE MKT was $9.70 per share.

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PROSPECTUS UPDATES
Description of Securities

The following disclosure replaces in its entirety the section entitled, "Description of Securities – Common Stock Warrants" beginning on page 155 of the Prospectus.

"The following is a brief summary of the Warrants and the amended and restated warrant agreement, dated as of March 14, 2012, or the Warrant Agreement, between us and Computershare Trust Company, N.A., as agent for our company in respect of the Warrants, or the Warrant Agent, pursuant to which the Warrants are issued, each of which is subject to, and qualified in its entirety by, the terms set forth in the Warrant Agreement and the form of global warrant certificate, each as filed with the SEC as exhibits to the registration statement, of which this prospectus is a part.

Amended and Restated Warrant Agreement.  The Warrants to be issued in this offering will be governed by the Warrant Agreement. The Warrants shall be issued by "book-entry only" form to the DTC and evidenced by one or more global warrant certificates. Those investors who own beneficial interests in a global warrant do so through participants in DTC’s system, and the rights of these indirect owners will be governed solely by the Warrant Agreement and the applicable procedures and requirements of the DTC. The Warrants may be exercised by the holders of beneficial interest in the Warrants by delivering to the Warrant Agent, through a broker who is a DTC participant, prior to the expiration of such Warrants, a duly signed exercise notice and payment of the exercise price for the shares of our common stock for which such Warrants are being exercised, as described in more detail below.

Exercisability.  Holders may exercise the Warrants at any time beginning one year from the date of issuance up to 5:00 p.m., New York time, on the date that is the fourth anniversary of the date of issuance. The Warrants are exercisable, at the option of each holder, in whole, but not in part, by delivering to the Warrant Agent a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise in the circumstances discussed below). Each Warrant is exercisable for 20 shares of our common stock (subject to adjustment, as discussed below). A holder of Warrants does not have the right to exercise any portion of a Warrant to the extent that, after giving effect to the issuance of shares of our common stock upon such exercise, the holder (together with its affiliates and any other persons acting as a group together with such holder or any of its affiliates) would beneficially own in excess of 9.8% in value of the shares of our capital stock outstanding or in excess of 9.8% (in value or number of shares, whichever is more restrictive) of the shares of our common stock outstanding, in each case, immediately after giving effect to the issuance of shares of our common stock upon exercise of the Warrant.

Cashless Exercise.  If, on the date of any exercise of any Warrant, a registration statement covering the issuance of the shares of common stock issuable upon exercise of the Warrant is not effective and an exemption from registration is not available for the resale of such shares of common stock issuable upon exercise of the Warrant, the holder may satisfy its obligation to pay the exercise price upon the exercise of its Warrant on a cashless basis in accordance with the terms of the Warrant Agreement. When exercised on a cashless basis, a portion of the Warrant is cancelled in payment of the purchase price payable in respect of the number of shares of our common stock purchasable upon such exercise. Any Warrant that is outstanding on the termination date of the Warrant shall be automatically terminated.

Exercise Price.  The exercise price of the common stock purchasable upon exercise of the Warrants equals 120% of the current market price per share of our common stock on the date of issuance of such Warrant, subject to a minimum exercise price of $9.00 per share. The current market price will be determined using the weighted average price of the 20 days of trading volume immediately prior to the date of the issuance of the Warrant. The exercise price and the number of shares of common stock issuable upon exercise of the Warrants is subject to appropriate adjustment from time to time in relation to the following events or actions in respect of the company: (i) we declare a dividend or make a distribution on our outstanding common stock in common stock; (ii) we subdivide or reclassify our outstanding common stock into a greater number of shares of our common stock; (iii) we combine or reclassify our outstanding common stock into a smaller number of shares of our common stock; or (iv) we enter into any transaction whereby the outstanding shares of our common stock are at any time changed into or exchanged for a different number or kind of shares or other securities of the company or of another entity through reorganization, merger, consolidation, liquidation or recapitalization.

Transferability.  Subject to applicable law, the Warrants may be transferred at the option of the holder upon surrender of the Warrants with the appropriate instruments of transfer.

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Exchange Listing.  We do not plan on making an application to list the Warrants on the NYSE MKT or any other national securities exchange or nationally recognized trading system. Our common stock is listed on the NYSE MKT.

Rights as Stockholder.  The holders of the Warrants, in their capacity as such, will not have the rights or privileges of holders of our common stock, including any voting rights or rights to receive dividends or distributions, until they exercise their Warrants and receive shares of our common stock in connection therewith.

Fractional Shares.  No fractional shares of common stock will be issued upon the exercise of the Warrants. Rather, the Company shall, at its election, either pay a cash adjustment in respect of such fraction in an amount equal to such fraction multiplied by the exercise price or round up the number of shares of common stock to be issued to the nearest whole number."

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